UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bannix Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G8028L 107
(CUSIP Number)

Instant Fame LLC
10620 Southern Highlands Suite 110-151 Las Vegas, NV 89141
(747) 226-8616
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 20, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Instant Fame LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 574,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 574,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 574,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Shares”), of Bannix Acquisition Corp. a Delaware corporation (the “Issuer”) whose principal executive offices are located at 8265 West Sunset Blvd., Suite #107, West Hollywood, CA 90046. On October 20, 2022, pursuant to a Securities Purchase Agreement, Instant Fame LLC, a Nevada limited liability company, acquired an aggregate of 385,000 shares of common stock of the Company from Bannix Management LLP, Balaji Venugopal Bhat, Nicholos Hellyer, Subbanarasimhaiah Arun, Vishant Vora and Suresh Yezhuvath and 90,000 private placement units (collectively, the “Securities”) from Suresh Yezhuvath (collectively, the “Sellers”) in a private transaction. The Sellers immediately loaned the entire proceeds to the Issuer for the working capital requirements of the Issuer. This loan will be forfeited by the Sellers upon liquidation or business combination. In connection with this transaction, all parties agreed that there will be certain changes to the Board of Directors.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following person (the “Reporting Person”):

Instant Fame LLC (“Instant”)

Instant is organized under the laws of the State of Nevada. Douglas Davis, CEO and Co-Chairman of the Issuer, and Roey Benjamin Schnapp are managers of Instant. The address for the principal business office of the Reporting Person is 8265 West Sunset Blvd., Suite #107, West Hollywood, CA 90046.

The principal business of Instant is investing in securities, including the securities of the Issuer.

During the last five years, each one of the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Securities was $200,000. The source of these funds was the working capital of Instant.

Item 4.	Purpose of Transaction

On October 20, 2022, pursuant to a Securities Purchase Agreement, Instant acquired an aggregate of 385,000 shares of common stock of the Company from Bannix Management LLP, Balaji Venugopal Bhat, Nicholos Hellyer, Subbanarasimhaiah Arun, Vishant Vora and Suresh Yezhuvath and 90,000 private placement units (collectively, the “Securities”) from Suresh Yezhuvath (collectively, the “Sellers”) in a private transaction. The Sellers immediately loaned the entire proceeds to the Issuer for the working capital requirements of the Issuer. This loan will be forfeited by the Sellers upon liquidation or business combination. In connection with this transaction, all parties agreed that there will be certain changes to the Board of Directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Shares and percentage of Common Shares beneficially owned by the Reporting Person, as well as the number of Common Shares as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 9,424,000 Common Shares outstanding as of October 20, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Instant Fame LLC	574,000	5.7%	574,000	0	574,000	0

The securities reported above are held of record by Instant and include: (i) 475,000 Common Shares, (ii) a right to acquire 9,000 Common Shares and (ii) a redeemable warrant to purchase 90,000 Common Shares that may be exercised at $11.50 per share.

Instant is the record holder of the securities reported herein. Douglas Davis and Roey Benjamin Schnapp are the managers of Instant.

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Securities Purchase Agreement and is incorporated herein by reference. A copy of the agreement are attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Securities Purchase Agreement between Instant Fame LLC, on one hand, and Bannix Management LLP, Balaji Venugopal Bhat, Nicholos Hellyer, Subbanarasimhaiah Arun, Vishant Vora and Suresh Yezhuvath, on the other hand.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2022

INSTANT FAME LLC

Name:	/s/ Douglas Davis
Title:	Douglas Davis
Manager